December 13, 2021

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Ms. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 8:00am on 12/13/21

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- See attached Exhibit for additional information

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **12/13/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

21009443

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 12/13/21 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 8:00am on 12/13/21] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Cboe TPH Organization Application (update): corrected outdated links; added 'No physical invoicing for application related fees.' note on the checklist; added electronic execution question under 'Type of Business Activities Conducted by Applicant'; revised customer business question under 'Type of Business Activities Conducted by Applicant; added 'Financial and Operations Principal' section.

Cboe Exchange, Inc.
Trading Permit Holder Organization Application

In order to become a Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options") an applicant must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to answer ***every*** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending. All documents must be in English.

APPLICATION CHECKLIST

Items required for application approval:

- ☐ TPH Organization Application
- ☐ IRS Form W-9 or W-8
- ☐ Most recent audited annual financial statements or focus report
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement and Registration Certificate; Limited Liability Company Operating Agreement and Registration Certificate or equivalent documentation
- ☐ SEC Broker-Dealer Registration Application (Form BD) – copy of most current filing
- ☐ Organization Consent to Jurisdiction for each Entity named on Schedule A of Form BD
- ☐ Individual Consent to Jurisdiction for the Responsible Person, Account Administrator and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD
- ☐ A Form U-4 for the Responsible Person and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD, if not available on WebCRD
- ☐ Fingerprints for the Responsible Person and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD
- ☐ Appropriate qualification examinations and registrations for the Responsible Person and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD
- ☐ Confirmation of OCC approval – *applicable to clearing members*
- ☐ Supplemental Application Form – *if applicable*
  Approved Foreign Jurisdictions are identified here. Supplemental Application Forms are available here.
- ☐ Application fee
  Please refer to 'Trading Permit Holder Application Fees' section of the Cboe Fee Schedule for current pricing information. Application fees will be billed electronically through the firms OCC account and are non-refundable. No physical invoicing for application related fees.

Items required to become effective:

- ☐ TPH Organization Letter of Guarantee – *applicable to non-clearing members*
- ☐ Self Clearing TPH Letter of Guarantee – *applicable to clearing members*
- ☐ Self Clearing or Organization TPH Letter of Guarantee – *applicable to the global trading hours session*
- ☐ Confirmation of OCC activation – *applicable to clearing members*
- ☐ TPH Activation / Termination Form

Note: All application materials sent to Cboe Options will be reviewed for completeness.

Cboe Options may request applicants to submit documentation in addition to what is listed in the application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 312.786.7449. In addition, please refer to Cboe's website at http://www.cboe.com for additional information regarding the approval process.

Cboe Exchange, Inc.
Trading Permit Holder Organization Application

GENERAL INFORMATION		
Name of Applicant:		
Tax ID #:	CRD #:	SEC #: 8-
Address of Principal Office:		
City:	State/Province:	Zip/Mail Code:
Country:		
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	**REGULATORY CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION
☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other – Specify: _________________________
Organized under the laws of: ____

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

Will the Applicant have a Cboe Options trading floor presence? ☐ Yes ☐ No

If yes, please select applicable floor type. ☐ Associated with a Floor Broker ☐ Market Maker

Electronic access capacities are identified below. Please check all that apply.

☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm*

☐ Transact Business with the Public* ☐ Other – Specify: ______________________________________

☐ Clearing – If yes, will the Applicant also guarantee transactions during the Global Trading Hours session? ☐ Yes ☐ No

Will the Applicant submit orders electronically to the Exchange for purposes other than market making or proprietary trading?
☐ Yes ☐ No If yes, mark Electronic Execution above.

Does or will the Applicant conduct a customer business on Cboe or any other market? (i.e. does or will the Applicant accept orders from a person or entity that is not an SEC-registered broker-dealer?) ☐ Yes ☐ No
If yes, mark Transact Business with the Public above.

**An Application to qualify as such is required and should be submitted in conjunction with this application.*

BROKER DEALER INFORMATION

Is the organization registered with the SEC, under Section 15 of the Securities Exchange Act of 1934, as a broker-dealer (BD) through the Central Registration Depository (CRD)? ☐ Yes ☐ No

If yes, confirm the organization's CRD and SEC BD # are noted in the General Information section of this application.

Name of Applicant's Designated Examining Authority (DEA): ____

If no, the organization must complete Form BD and submit one copy with this application.

DESIGNATED CLEARING FIRM

Identify the Clearing TPH issuing the guarantee for the Applicant's activity on Cboe Options:

Name:	OCC #:

FINANCIAL INFORMATION

I. Debts to Exchange(s) or Exchange Participant(s) – verbal and written

Does the organization owe any monies to Cboe Options, another national securities exchange, a national securities association, a national futures association or a commodities exchange **that are overdue** (including, but not limited to, any overdue fees, charges, dues, assessments, fines or other amounts)? ☐ Yes ☐ No

If yes, please identify:

To Whom: ____ Amount: $____________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

Does the organization owe any monies to any Cboe Options permit holder or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange? ☐ Yes ☐ No
If yes, please identify:

To Whom: ____ Amount: $____________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No
Please describe:

II. Financing Arrangements

Cboe Options Rule 11.6 governs the financing of Market Makers by non-broker-dealers. Each Market Maker who makes an arrangement with a non broker-dealer to finance the Market Maker's transaction as a Market Maker is required by Rule 11.6 to identify to the Department of Regulatory Services (i) the source(s) of any such financing, (ii) the terms of any such financing and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangement is available from the Department of Regulatory Services.

If the organization is applying to be approved as a Market Maker, have you received any financing from, or made any financing arrangement with, any non-broker-dealer to finance your transactions as a Market Maker? ☐ Yes ☐ No

If yes, please describe:

If yes, has the organization filed with the Department of Regulatory Services a completed form to report this financing along with a copy of the loan agreement? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

Securities and Exchange Commission ("SEC") Rule 15c3-1d governs the financing of a Cboe Options permit holder broker-dealer by another broker-dealer. Any Cboe Options broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with an approved by the Department of Regulatory Services. Subordinated Loan Agreement forms are available from the Department of Regulatory Services.

If you are applying to be approved as a broker-dealer, have you borrowed funds from any broker-dealer that are to be used for trading or other business purposes? ☐ Yes ☐ No

If yes, please describe:

If yes, has the organization filed a subordinated loan agreement with the Department of Regulatory Services with respect to this loan and obtained approval of the loan from that department? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

☐ I hereby state that I have read and understand the contents of this financial information and attest that such statement represents a true reflection of my financial condition as of the date of this submission. **Please note that it may be considered a rule violation for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Cboe Options.**

RESPONSIBLE PERSON

A TPH organization that provides **electronic access** to Cboe Options must designate at least one individual (Responsible Person) as a contact person to represent the organization with respect to all matters relating to Cboe Options. The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD. A Responsible Person for a Foreign TPH does not need to be U.S.-based, but must be an individual registered in WebCRD. Refer to Rule 3.9. Responsible Persons and Nominees.

Name:	CRD #:
Title:	NFA ID:
Phone:	Email:

FINANCIAL AND OPERATIONS PRINCIPAL

A TPH that is operating pursuant to the provisions of SEC Rule 15c3-1(a)(1)(ii), (a)(2)(i), or (a)(8) shall designate at least one individual as a Financial and Operations Principal (FinOp). Each FinOp must sign an Individual Consent to Jurisdiction and hold the appropriate qualification examination and registration [e.g., FN (Series 27)] on WebCRD. Refer to Rule 3.31(a)(5). Registration Categories.

Name:	CRD #:
Title:	NFA ID:
Phone:	Email:

ACCOUNT ADMINISTRATORS

A TPH must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per permit holder. Account Administrations will be able to grant access to tools within the Customer Web Portal including, but not limited to trade data downloads; order lookup; historical market data subscription; latency statistics; logical port request, modify or delete form; physical connection request form; invoices and billing files. Each initial Account Administrator must sign an Individual Consent to Jurisdiction.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

Organization Consent to Jurisdiction and Certifications

By executing this application, the undersigned agrees on behalf of the organization and its related parties as follows:

To abide by the rules of Cboe Exchange, Inc. ("Cboe Options") as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to Cboe Options, upon its request, any information they may have concerning the organization and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

The organization authorizes Cboe Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information Cboe Options may have concerning the organization and the organization hereby releases Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in those materials become inaccurate or incomplete after the date of submission of its application to Cboe Options and prior to any approval of the application.

The organization agree to be subject to the jurisdiction of the U.S. federal courts and Illinois state courts.

The organization recognizes that the statements in the application materials furnished to Cboe Options may be verified by investigation and hereby declares that they are true, complete and accurate.

Signature of Authorized Officer, Partner Or Managing Member of Applicant	Date
Printed Name	Title